Mail Stop 3561

September 11, 2008

Jonathan Shultz
Chief Financial Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, California 92121

> **Re:** **IdeaEdge, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 29, 2008**
> **File No. 000-27145**

Dear Mr. Shultz:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant